Exhibit 99.1

ABC COMPLETE FINANCING SOLUTION LLC

Consolidated Financial Statements

(Expressed in United States dollars)

As of December 31, 2018 and 2017, the year ended December 31, 2018 and for the period from November 29, 2017 (commencement of operations) to December 31, 2017

Deloitte & Touche LLP 695 East Main Street P O Box 10098 Stamford, CT 06901-2150 USA Tel: +1 203 708 4000 www.deloitte.com

INDEPENDENT AUDITORS’ REPORT

To the members of ABC Complete Financing Solution LLC and its subsidiary
New York, New York

We have audited the accompanying consolidated financial statements of ABC Complete Financing Solution LLC and its subsidiary (the “Company”), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of income, changes in members’ equity, and cash flows for the year ended December 31, 2018 and the period from November 29, 2017 (commencement of operations) to December 31, 2017, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Member of
Deloitte Touche Tohmatsu Limited

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ABC Complete Financing Solution LLC and its subsidiary as of December 31, 2018 and 2017, and the results of their operations and their cash flows for the year ended December 31, 2018 and the period from November 29, 2017 (commencement of operations) to December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 19, 2019

ABC COMPLETE FINANCING SOLUTION LLC

Consolidated Balance Sheets

(Expressed in thousands of United States dollars, unless otherwise indicated)

	December 31, 2018	December31, 2017
Assets
Cash and cash equivalents	$12,493	$43
Restricted cash and cash equivalents	36,097	29,884
Loans, net of allowance	1,616,795	956,185
Interest receivable	3,253	3,008
Other assets	398	414
Total assets	$1,669,036	$989,534

Liabilities and Members’ Equity:
Liabilities:
Borrowings under credit facility	$1,027,616	$587,657
Dividend payable	17,489	—
Interest payable on borrowings	12,218	3,110
Management and sourcing fees payable	973	223
Other liabilities	82	8
Total liabilities	1,058,378	590,998

Members’ equity	610,658	398,536

Total liabilities and members’ equity	$1,669,036	$989,534

See accompanying notes to the consolidated financial statements

ABC COMPLETE FINANCING SOLUTION LLC

Consolidated Statements of Income

(Expressed in thousands of United States dollars, unless otherwise indicated)

	Year Ended December 31, 2018	Period from November 29, 2017 to December 31, 2017
Interest income	$104,548	$6,813
Interest expense	(45,635)	(3,192)
Net interest income	58,913	3,621
Fees	1,201	19
Total income, net of interest expense	60,114	3,640
Provision for loan losses	(17,616)	—
Operating expenses	(769)	(2,787)
Management and sourcing fees	(3,849)	(308)
Income before taxes	37,880	545
Income tax benefit (expense)	3	(3)
Net income	$37,883	$542

See accompanying notes to the consolidated financial statements

ABC COMPLETE FINANCING SOLUTION LLC

Consolidated Statements of Changes in Members’ Equity

(Expressed in thousands of United States dollars, unless otherwise indicated)

		Class A	Class B
	Units(i)	Members	Members	Total
Balance, November 29, 2017	—	$—	$—	$—
Unit issuance	100	212,451	171,988	384,439
Allocation of net income	—	300	242	542
Contributions	—	7,491	6,064	13,555
Balance, December 31, 2017	100	$220,242	$178,294	$398,536
Allocation of net income	—	20,935	16,948	37,883
Contributions	—	127,418	103,149	230,567
Distributions	—	(31,129)	(25,199)	(56,328)
Balance, December 31, 2018	100	$337,466	$273,192	$610,658

(i) Number of units not expressed in thousands

See accompanying notes to the consolidated financial statements

ABC COMPLETE FINANCING SOLUTION LLC

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars, unless otherwise indicated)

	Year ended December 31, 2018	Period from November 29, 2017 to December 31, 2017
Cash provided by (used in):

Operating activities:
Net income	$37,883	$542
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of deferred fees and costs on loans	(1,406)	—
Amortization of deferred financing costs	909	81
Provision for loan losses	17,616	—
Net change in operating assets and liabilities:
Decrease (increase) in other assets	16	(414)
Increase in interest receivable	(245)	(2,681)
Increase in management and sourcing fees payable	750	223
Increase in interest payable on borrowings	9,108	3,110
Increase in other liabilities	74	8
Net cash provided by operating activities	64,705	869

Investing activities:
Acquisition of loans	—	(992,135)
Investments in loans	(879,051)	—
Payments received on loans	202,232	24,888
Proceeds from sale of loans	—	10,735
Net cash used in investing activities	(676,819)	(956,512)

Financing activities:
Proceeds from issuance of member units	—	384,439
Contributions	230,567	13,555
Distributions	(38,839)	—
Proceeds from borrowings	611,147	592,127
Repayment of borrowings	(172,098)	—
Payment of financing costs	—	(4,551)
Net cash provided by financing activities	630,777	985,570

Increase in cash, restricted cash, and cash equivalents	18,663	29,927

Cash, restricted cash, and cash equivalents, beginning of period	29,927	—

Cash, restricted cash, and cash equivalents, end of period	$48,590	$29,927
Supplemental cash flow information:
Cash paid during the year for
Interest	$35,550	$—
Reconciliation of cash, restricted cash and cash equivalents to amounts reported within the consolidated balance sheets:
Cash and cash equivalents	$12,493	$43
Restricted cash and cash equivalents	36,097	29,884
Total Cash, restricted cash and cash equivalents	$48,590	$29,927

See accompanying notes to the consolidated financial statements

ABC COMPLETE FINANCING SOLUTION LLC

Notes to Consolidated Financial Statements

(Expressed in thousands of United States dollars, unless otherwise indicated)

1.                                      Description of business and organization:

ABC Complete Financing Solution LLC (the “Company” or “ABC JV”) is a Delaware limited liability company formed on September 27, 2017 (inception date). The Company, through its wholly-owned subsidiary, Antares Bain Capital Complete Financing Solution LLC (“ABC OV”), is engaged in the business of originating, funding, acquiring, owning, financing, marketing, and disposing of unitranche loans (“Unitranche Loans”), which are loans that combine both senior and subordinated debt, generally in a first lien position.

The Company was formed by Antares Midco Inc. (“Antares Midco”), a subsidiary of Antares Holdings LP (“Antares”), and subsequently merged with ABC Holdco JV LLC, a Delaware limited liability formed by Bain Capital Specialty Finance, Inc. (“Bain”), with the Company as the surviving entity and Antares Midco and Bain as the two members of the Company (Antares Midco and Bain collectively referred to as the “Members”). On November 29, 2017, the date of commencement of operations, the Company issued 55.263 Class A units for $212.5 million and 44.737 Class B units for $172.0 million to Antares Midco and Bain, respectively, to fund the acquisition of Unitranche Loans. For further discussion of Class A and Class B units, refer to note 6, Members’ Equity.

To facilitate the acquisition of Unitranche Loans in 2017, the Company first acquired 100% of LStar Financial Investments, LLC, a Delaware limited liability company (“LStar OV”) from LStar Financial Investments Holdings, LLC (“LStar Holdings”) for approximately $30.0 million. The Company subsequently sold $10.7 million of loans acquired, primarily to a related party, and has no continuing involvement in such loans. At the time of acquisition, substantially all of the assets of LStar OV were comprised of Unitranche Loans, interest receivable and cash. LStar OV was renamed ABC OV, and is the entity that will acquire, originate and hold Unitranche Loans. ABC OV then acquired Unitranche Loans from LStar Financial Investments, Ltd., a subsidiary of LStar Holdings, for approximately $928.7 million. The acquisitions were partially funded through a lending facility entered into on November 29, 2017 between ABC OV and JPMorgan Chase Bank, National Association (“JPMorgan”). Related parties of Antares Midco had investments in these LStar Holdings entities prior to such acquisitions.

Antares Credit Opportunities Manager LLC (the “Manager”), a related party of Antares Midco, is the manager of the Company. Portfolio decisions in respect of the Company are approved by representatives of Antares Midco and Bain, and approval from a representative of each is required. Such decisions are provided for in the Company’s Amended and Restated Limited Liability Company Agreement (as amended from time to time, the “Agreement”) and Voting Agreement, both dated November 29, 2017. These decisions include, but are not limited to, the approval of the originating, funding, purchasing, or increasing in the funded principal amount of Unitranche Loans. An independent third party may serve as a tie-breaker in the event the Members can not reach an agreement on certain decisions. If the Members fail to agree on such a decision, Antares Midco has the right to purchase any or all of the Unitranche Loans that are subject of such disagreement, generally at the lower of the principal balance of the Unitranche Loan plus accrued interest, or fair value.

The Company operates pursuant to the Agreement. The Company’s investment period will generally terminate upon the earliest of November 29, 2020 or upon either of the Members to the Company electing to end the investment period.

ABC COMPLETE FINANCING SOLUTION LLC

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of United States dollars, unless otherwise indicated)

2.                                      Principals of consolidation and basis of presentation:

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and include the entities in which the Company directly or indirectly has a controlling financial interest. The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. Actual results could be different from these estimates. All intercompany balances and transactions have been eliminated in the preparation of the consolidated financial statements. Management of the Company believes the consolidated financial statements contain all normal recurring adjustments necessary for a fair presentation of results reported. In 2018, the Company revised its presentation in the consolidated statements of changes in members’ equity and the consolidated statements of cash flows to separately present contributions. Previously, contributions and proceeds from unit issuances were reported in the same line item. Prior period information has been conformed to the current period presentation.

3.                                      Significant Accounting Policies:

(a)                                 Loans and Loans Held-for-Sale

All loans are commercial loans with fixed terms. All funded commitments that are originated as part of lending arrangements or acquired are classified as loans.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balance net of any allowance for loan losses, unamortized deferred loan origination fees and certain direct loan origination costs. Interest income on loans is accrued based upon the outstanding principal amount and contractual interest rates. Loan origination fees and certain direct loan origination costs are deferred and recognized as an adjustment to yield (interest income) over the contractual life of the loan. Fees on unused loan commitments are recognized over the commitment period as Fees in the consolidated statements of income.

Loans that are expected to be sold in the future (i.e., not held for collecting contractual cash flows) are classified as held-for-sale. These loans are accounted for at the lower of cost or fair value, with any write-downs or subsequent recoveries charged to other income. Loan origination fees and certain direct loan origination costs associated with such loans are deferred until the loan or portion thereof is sold. As of December 31, 2018 and December 31, 2017, there were no loans held-for-sale.

Transfers of financial assets, including loan and loan participation sales, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company; (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. No such transfers or sales of loans occurred for the years ended December 31, 2018 or December 31, 2017.

Loan sales, originations and purchases are recognized upon the settlement date of the transaction.

ABC COMPLETE FINANCING SOLUTION LLC

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of United States dollars, unless otherwise indicated)

3.                                      Significant Accounting Policies (continued):

(b)                                 Allowance for Loan Losses

Losses on loans are recognized when they are incurred, which requires the Company to make its best estimate of probable losses inherent in the portfolio at any point in time.

Allowance for loan losses represents the Company’s best estimate of probable losses inherent in the portfolio and is comprised of both “specific” using the guidance prescribed by the Financial Accounting Standards Board (herein referred to as “FASB”) Accounting Standards Codification (herein referred to as “ASC”) 310-10 Receivables Overall, (herein collectively referred to as “ASC 310”) or “Specific”, and “collective” using the guidance prescribed by FASB ASC 450 (herein referred to as “ASC 450” or “Collective”) allowances.

Specific allowances are provided for probable losses related to individually evaluated impaired loans. A loan is generally considered impaired (and placed on non-accrual status) when the Company determines that it is probable that it will be unable to collect all amounts due under the lending agreement or when principal and/or interest has been in default for a period of 90 days or more. Once it is determined that a loan is impaired, the next step is to determine whether an impairment charge is necessary. The impairment charge is the difference between the loans’ carrying amount and the estimated value. The estimated value is determined based on estimated future cash flows of the borrower and management’s determination of the ability of those cash flows to repay the full outstanding balances due on the loan, while also considering the underlying collateral values available to repay the lenders. For undrawn loan commitments, the Company considers the uncertainty of collections on expected obligations to borrowers when determining if a liability on such commitments is required.

The population that is subject to a Collective allowance includes all loans that are not specifically identified as impaired in the Specific allowance process. Loans which are homogenous in nature (i.e., with similar risk profile and loan size) are grouped together in pools and collectively evaluated for impairment. For unitranche loans originally acquired and for which no Specific allowance was identified, the Company considers the due-diligence completed on such purchased loans and changes in credit quality subsequent to acquisition. For the loans in which there have been no signs of deterioration in credit quality the Company concluded there were no inherent probable losses in the originally acquired unitranche loan portfolio. The Company applies a derived risk profile based on market information to the pool of unitranche loans originated or refinanced after acquisition as well as to originally acquired unitranche loans that show signs of changes in credit quality to estimate probable incurred losses.

All impaired loans are placed on non-accrual status at which time any interest accruing on the impaired loan is ceased, and all cash receipts are thereafter applied to reduce the recorded investment in the loan until principal has been recovered. The Company restores non-accrual loans to accrual status when past due principal and interest is paid and, in management’s judgment, are likely to remain current.

Any loan or a portion thereof is written-off when deemed uncollectible within the quarter identified. This requires management’s judgment and evaluation of all available data. Considerations for evaluating potential write-offs include, but are not limited to:

ABC COMPLETE FINANCING SOLUTION LLC

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of United States dollars, unless otherwise indicated)

3.                                      Significant Accounting Policies (continued):

(i)                                     Changes in the borrower’s financial position such that the borrower can no longer pay the obligation; and

(ii)                                  Changes indicating collateral will not be sufficient to pay the obligation.

For a loan that has been subject to a write-off, the written off amount may not be written back up to the original loan balance, even where there has been an improvement in the estimated cash flows or fair value of collateral.

The carrying amount of the loan, in excess of the estimated recoverable amount, is written off against the allowance for loan loss within the quarter where the balance is deemed to be uncollectible. Loans are written-off against the allowance for loan loss if an allowance for impairment has previously been recognized. If no allowance has been recognized previously, the write-offs are recognized as expenses.

(c)                                  Cash and cash equivalents

Cash and cash equivalents includes cash and short-term investments with original maturities of three months or less when purchased.

(d)                                 Restricted Cash and cash equivalents

Restricted cash and cash equivalents relates to cash held on behalf of the Company under its lending facility when the cash is restricted to be used to make interest and principal payments on the borrowings, invest in short-term maturity instruments, and pay other costs of the Company.

(e)                                  Borrowings under credit facility

Borrowings under credit facility are reported at amortized cost on the consolidated balance sheets, which is the outstanding principal balance reduced for unamortized debt issuance costs. Debt issuance costs represent fees and other incremental costs incurred in connection with the Company’s borrowings. Debt issuance costs are deferred and amortized over the life of the related borrowing and included in interest expense. Unamortized debt issuance costs are presented as a direct deduction from the carrying value of the related borrowing.

(f)                                    Income Taxes

The Company is a limited liability company treated as a partnership for U.S. federal and state income tax purposes. As such, the Company is generally not subject to income taxes. Rather, all items of taxable income and deductions are passed through to and are reported by its owners on their respective income tax returns. However, the Company is subject to income taxes in certain state and local jurisdictions which assess tax at the partnership level. During 2018 and 2017, the Company incurred income tax benefit (expense) of $3 and $(3), respectively, related to these state and local jurisdictions.

ABC COMPLETE FINANCING SOLUTION LLC

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of United States dollars, unless otherwise indicated)

3.                                      Significant Accounting Policies (continued):

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. As of December 31, 2018 and December 31, 2017, the temporary difference between the financial reporting and tax bases of assets and liabilities was not material.

ASC Topic 740, Income Taxes, requires the Company to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. As of December 31, 2018 and December 31, 2017, the Company has not accrued any liability for unrecognized tax benefits.

(g)                                  Foreign Currency

The Company’s functional currency is the U.S. dollar. Assets and liabilities denominated in a foreign currency are remeasured each reporting date using exchange rates prevailing at the end of each reporting date. Revenues and expenses are remeasured at average rates of exchange for the reporting period. Foreign currency remeasurement gains or losses on transactions in non-functional currencies are recognized in the consolidated statements of income.

(h)                                 Fair Value Measurements

FASB ASC 820-10, Fair Value Measurement, defines fair value, establishes a consistent framework for measuring fair value, and requires disclosures about fair value measurements. For the purposes of disclosures on fair value, the Company specifies a hierarchy of inputs based on whether the inputs are observable or unobservable. Observable inputs are developed using market data and reflect market participant assumptions, while unobservable inputs reflect the Company’s estimate of market participant assumptions. The measurement of fair value is based on three levels of inputs, as follows:

•                                          Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

•                                          Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly. Level 2 inputs include: quoted market prices for similar assets or liabilities; quoted prices in markets that are not active; or, other inputs that are observable or can be corroborated by observable market data; and

•                                          Level 3 - unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities which may require management judgment and estimation.

Assets and liabilities that are measured at fair value are categorized in one of the three levels on the basis of the lowest-level input that is significant to its valuation. In classifying financial instruments in the fair value hierarchy, the Company considers all available information including observable market data, indications of market liquidity, and the valuation techniques

ABC COMPLETE FINANCING SOLUTION LLC

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of United States dollars, unless otherwise indicated)

3.                                      Significant Accounting Policies (continued):

and significant inputs used. The classification is based upon specific facts and circumstances of each instrument or instrument category and judgments are made regarding the significance of inputs to the instruments fair value measurement in its entirety.

(i)                                     Loans:

Loans, net of allowance are measured at amortized cost in the consolidated balance sheets. As of December 31, 2018 and December 31, 2017, the fair value of Loans, net of allowance, approximates their carrying value and are categorized as Level 3 in the fair value hierarchy.

(ii)                                  Borrowings under credit facility

Borrowings under credit facility are reported at amortized cost in the consolidated balance sheets. As of December 31, 2018 and December 31, 2017, the fair value of Borrowings under credit facility approximates their carrying value and are classified as Level 3 in the fair value hierarchy.

(iii)                               Other financial assets and liabilities:

The Company’s other financial instruments include cash equivalents and restricted cash equivalents. The fair value of the Company’s cash equivalents and restricted cash equivalents approximates their carrying value due to their short-term nature. The carrying amount for cash equivalents and restricted cash equivalents was approximately $31.3 million and $6.8 million as of December 31, 2018 and 2017, respectively, and were classified as Level 1 in the fair value hierarchy.

(i)                                     Standards and interpretations adopted during the period ended December 31, 2018

The Company adopted Accounting Standards Update (“ASU”) No. 2016-01, which primarily impacts the accounting for equity investments and amends disclosures related to financial instruments. The Company has not held any equity investments since its formation and, therefore, ASU 2016-01 only impacted the Company’s financial instrument related disclosures, eliminating the requirement to disclose the method(s) and significant assumptions the Company uses to estimate the fair value of financial instruments that are measured at amortized cost on the balance sheet.

The Company adopted Accounting Standards Update (“ASU”) 2018-13, Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurements. The guidance eliminated or amended certain disclosure requirements, primarily relating to financial instruments measured at fair value. Adoption of ASU 2018-13 did not impact the Company’s current fair value disclosures.

ABC COMPLETE FINANCING SOLUTION LLC

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of United States dollars, unless otherwise indicated)

3.                                      Significant Accounting Policies (continued):

(j)                                    Standards and interpretations issued but not yet effective:

(i)                                     Revenue recognition

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) that amended accounting guidance on revenue recognition. Under this guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should disclose sufficient information to enable users of financial statements to understand the nature, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company is a public business entity that does not meet the FASB’s definition of a Securities and Exchange Commission (“SEC”) filer. As clarified by the SEC, this ASU and its related amendments will be effective for public business entities that do not meet the definition of a SEC filer for annual reporting periods beginning after December 15, 2018 and interim reporting periods within annual reporting periods beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this accounting standard. This ASU permits the use of either the full retrospective or cumulative effect transition method. The Company has not yet elected a transition method and is currently evaluating its various revenue streams and related contract costs that are in the scope of this new guidance.

(ii)                                  Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which is intended to increase transparency and comparability of accounting for lease transactions. The ASU will require lessees to recognize all leases on the balance sheet as lease assets and lease liabilities and will require both quantitative and qualitative disclosures regarding key information about leasing arrangements. Lessor accounting is largely unchanged. As clarified by the SEC, for public business entities that do not meet the definition of a SEC filer, ASU 2016-02 and its subsequent amendments will be effective for annual reporting periods beginning after December 15, 2019, and interim periods in fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of the adoption of this accounting standard.

(iii)                               Financial Instruments — Credit Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326) that amended accounting guidance on the recognition of credit losses on financial instruments. This guidance replaces the existing incurred loss impairment guidance and establishes a single allowance framework for financial assets carried at amortized cost, including loans, which will reflect management’s estimate of credit losses over the full remaining expected life of the financial assets. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net amount expected to be collected on the financial asset. In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, which clarified that for public business entities that do not meet the definition of a SEC filer, ASU 2016-13 and its subsequent amendments are effective for annual periods in fiscal years beginning after December 15, 2020, including

ABC COMPLETE FINANCING SOLUTION LLC

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of United States dollars, unless otherwise indicated)

3.                                      Significant Accounting Policies (continued):

interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of this accounting standard.

4.                                      Loans:

	Principal value of loans	Carrying value of loans (pre-allowance)	Allowance for losses	Loans, net of allowances
December 31, 2018:
Unitranche Loans	$1,648,307	$1,634,411	$(17,616)	$1,616,795
Total	$1,648,307	$1,634,411	$(17,616)	$1,616,795
December 31, 2017:
Unitranche Loans	$956,537	$956,185	$—	$956,185
Total	$956,537	$956,185	$—	$956,185

The principal value of a loan represents the contractual value of the loan (herein referred to as “Principal”). Unitranche Loans represent transactions in first lien senior secured term loans and funded delayed draw term loans, with variable interest rates and maturity dates of up to eight years. The Company primarily offers these variable rate loans based on one-month or three-month London Interbank Offered Rate (“LIBOR”) or the Prime rate plus a fixed spread, ranging from LIBOR plus 5.00% to LIBOR plus 6.75% or from Prime plus 4.5% to Prime plus 5.75% as of December 31, 2018. As of December 31, 2018, and December 31, 2017, the average all-in-coupon was 8.50% and 8.06%, respectively.

Credit quality indicators:

The portfolio is made up of a diversified group of corporate loans and includes a variety of industries. These loans are managed in pools of homogeneous risk exposure using a rating scale based on quantitative factors including leverage, percent of capital below the debt which the Company holds, and interest coverage ratio. Additional qualitative factors considered include market position, liquidity, cyclicality of business and customer concentrations. The internal risk rating determines the level of review required and the need for any impairment testing.

As of December 31, 2018 and December 31, 2017, all loans were performing and no loans were past due.

5.                                      Borrowings:

On November 29, 2017, ABC OV executed a loan and security agreement (the “Financing Commitment”) for $1.49 billion with JPMorgan Chase Bank, National Association (“JPMorgan”), as administrative agent. Pursuant to the Financing Commitment, the Company may use the proceeds to purchase specific Unitranche Loans, which are used to secure borrowings under the agreement. The stated maturity date of the Financing Commitment is November 29, 2022.

ABC COMPLETE FINANCING SOLUTION LLC

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of United States dollars, unless otherwise indicated)

5.             Borrowings (continued):

The Financing Commitment allows for borrowing in the form of Advances, as defined in the Financing Commitment. The Advances outstanding under the Financing Commitment as of December 31, 2018 and December 31, 2017 were $1.0 billion and $592.1 million, respectively. For the periods ended December 31, 2018 and December 31, 2017, interest expense incurred was $38.8 million and $2.4 million, respectively, and unused facility fee incurred was $6.8 million and $0.8 million, respectively. As of December 31, 2018, and December 31, 2017, the weighted average stated interest rate on outstanding advances was approximately 4.94% and 4.30% per annum, respectively.

On November 13, 2018, the Financing Commitment was amended to provide Advances in euros and British pounds. There was $22.1 million USD equivalent drawn at December 31, 2018, included in the Advances outstanding above.

The Financing Commitment contains a number of affirmative and negative covenants that, among other things, place limits on the maximum concentration of loans based on various criteria, requires maintenance of loan to value ratios for future funding and restricts the ability to incur additional indebtedness, sell assets, fundamentally change business models, acquire other companies, or make certain investments and requires that the Company furnish JPMorgan with audited annual financial statements and unaudited quarterly financial information. These covenants are assessed on a quarterly basis.

At December 31, 2018 and December 31, 2017, the Company believes it was in compliance with all such covenants.

In connection with the Financing Commitment, the Company incurred $4.5 million of deferred financing costs that were recorded as direct reductions against the loan and are being amortized over the term of the loan into interest expense. The amortization of deferred financing costs included in interest expense was $0.9 million for the year ended December 31, 2018 and $0.1 million for the period from November 29, 2017 to December 31, 2017.

The aggregate maturities of borrowings (based on contractual payment dates, excluding deferred financing costs) as of December 31, 2018 in each of the following five years and thereafter:

2019	$—
2020	—
2021	—
2022	1,031,175
2023	—
Thereafter	—
Total maturities	$1,031,175

As a result of the borrowings, the ABC OV is restricted from making any dividends, distributions, or other restricted payments, as defined by the Financing Commitment, until all required payments are made. These required payments include, but are not limited to, operating expenses, unpaid principal and unpaid accrued interest. Subsequent to making required payments, ABC OV may distribute remaining funds to ABC JV. The determination of required payments and distribution of funds to ABC JV is performed on a quarterly basis.

ABC COMPLETE FINANCING SOLUTION LLC

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of United States dollars, unless otherwise indicated)

6.                                      Members’ Equity:

The membership interests in the Company are designated as “Units” and are divided in “Class A Units” and “Class B Units”. Class A and Class B are substantially the same in all respects. On November 29, 2017, the Company issued 55.263 Class A Units and 44.737 Class B Units in exchange for $212.5 million and $172.0 million in capital contributions from Antares Midco and Bain, respectively.

The Company is capitalized with contributions from its Members on a pro-rata basis as loan transactions and expenses are funded. For the year ending December 31, 2018, contributions of $127.4 million and $103.1 million were received from Antares Midco and Bain, respectively. For the year ending December 31, 2017, $7.5 million and $6.1 million of contributions were received from Antares and Bain, respectively. Net income is generally allocated pro-rata to the Members based on their ownership percentage of the membership interests.

On a quarterly basis, the Company may distribute available funds to its Members. Distributions were $56.3 million for the year ended December 31, 2018, of which $21.5 million and $17.4 million were paid to Antares Midco and Bain, respectively, and $17.5 million was declared but unpaid at December 31, 2018.

Antares Midco and Bain may invest up to $525 million and $425 million in total in the Company, respectively.

7.                                      Related-Party Transactions:

The Company’s related-parties include Antares Midco and Bain, their parents, subsidiaries, and management of those entities. Transactions directly between Antares Midco and Bain may include reimbursement of certain expenses of the Company. The affairs, books and records of the Company are conducted and maintained by Antares Credit Opportunities Manager LLC, as manager of the Company.

The Manager earns a management fee of 0.2575% per annum of the daily average outstanding principal balance of Unitranche Loans at the end of each calendar quarter. For loan purchases, the loan originator, either Antares Capital LP (the “Antares Originator”) or Bain Credit Capital, LP (“BCC”) and Bain Capital Specialty Finance, Inc. (“BCSF”) (collectively the “Bain Originator”), is entitled to a sourcing fee of 0.50% of the portion of the Unitranche Loan attributable to the Company.

The management fee and sourcing fees are included as management and sourcing fees expense on the accompanying consolidated statements of income. The management fee for the periods ended December 31, 2018 and December 31, 2017 was $3.2 million and $0.2 million, respectively. The sourcing fees for the period ended December 31, 2018 and December 31, 2017 was $4.6 million and $0.09 million, respectively, of which $4.0 million in 2018 was deferred as loan origination costs and amortized over the lives of the related loans. The management fee payable as of December 31, 2018 and December 31, 2017 was $1.0 million and $0.2 million, respectively. There were no sourcing fees outstanding as of December 31, 2018 and December 31, 2017.

A related-party of Antares Midco acts as administrative agent for primarily all of the Unitranche Loans on behalf of the Company.

ABC COMPLETE FINANCING SOLUTION LLC

Notes to Consolidated Financial Statements (continued)

(Expressed in thousands of United States dollars, unless otherwise indicated)

8.                                      Commitments and Contingencies:

The Company may, from time to time, be party to various legal actions arising in the ordinary course of business, including claims and litigations regarding its business. It is the opinion of Management, after consultation with counsel, that there are presently no pending or existing matters that would result in a material adverse effect on the financial condition of the Company.

9.                                      Significant risks and uncertainties:

(a)                                 Concentration risk:

The Company’s loan portfolio is predominantly U.S. based Unitranche Loans.

(b)                                 Maximum exposure to credit risk:

The following table presents the maximum exposure to credit risk of financial instruments, before considering any collateral held or other credit enhancements. For financial assets recognized on the Company’s consolidated balance sheet, the exposure to credit risk equals their carrying amounts. For off-balance sheet loan commitments and other credit-related commitments that are irrevocable over the life of the respective facilities, the maximum exposure to credit risk is the unfunded amount of the committed facilities consisting of the following as of December 31,

	2018	2017
On-balance sheet exposure:
Loans	$1,634,411	$956,185
Off-balance sheet exposure:
Unfunded delayed draw term loans	57,623	25,088
Total exposure	$1,692,034	$981,273

In addition, at December 31, 2018, the company had $17.0 million of an unsettled unitranche loan that were settled in January 2019.

(c)                                  Changes in interest rates:

In July 2017, the head of the United Kingdom Financial Conduct Authority announced the desire to phase out the use of LIBOR by the end of 2021. There is currently no definitive information regarding the future utilization of LIBOR or of any particular replacement rate. As such, the potential effect of any such event on our cost of capital and net investment income cannot yet be determined.

10. Subsequent Events:

Management has evaluated subsequent events from the consolidated balance sheet date through February 19, 2019, the date at which the consolidated financial statements were available to be issued and noted the following subsequent events:

In January 2019, the Company paid a cash distribution to unitholders of $19.2 million.